June 12, 2014

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:  Thermo Fisher Scientific Inc.
    Form 10-K for the year ended December 31, 2013, filed February 27, 2014
    Form 10-Q for the quarterly period ended March 29, 2014, filed May 2, 2014
    Amendment No. 1 to Form 8-K dated February 3, 2014, filed April 16, 2014
    File No. 1-08002

Dear Mr. James:

Concerning the staff’s letter of June 4, 2014, we respond as follows:

Form 10-Q for the Quarterly Period Ended March 29, 2014

Item 1. Financial Statements

Note 2. Acquisitions and Dispositions, page 12

1.
Comment: In future filings please disclose, consistent with FASB ASC 805-10-50-2(h)(1), the amounts of revenue and earnings of Life Technologies Corporation since the acquisition date included in the consolidated income statement for the reporting period.

Response: The company confirms that in future filings it will provide the revenues of Life Technologies Corporation since the acquisition date included in the consolidated income statement for the reporting period. The company’s strategy in completing acquisitions is to obtain synergies by integrating operations of acquired businesses with those of existing businesses. The company completed extensive synergy planning prior to completion of the acquisition of Life Technologies. Immediately upon closing the acquisition, the company began integrating Life Technologies and the company’s existing operations and as such the legacy and acquired businesses are now sharing various selling, general and administrative functions. The company notes that its Life Sciences Solutions segment substantially represents the results of Life Technologies (approximately 90% of the segment’s revenues) together with the legacy biosciences businesses (approximately 10% of the segment’s revenues) that remain following required anti-trust divestitures in March 2014. The company believes, however, that any measure of stand-alone profitability for Life Technologies in the post-acquisition period would not be practical to compute accurately due to the shared cost structure of the acquired and legacy businesses substantially within this segment. The company proposes to disclose the fact that the legacy and acquired businesses are sharing common functions and that computing a separate measure of Life Technologies’ stand-alone profitability is not practical.

2.
Comment: We note your general statement in the second paragraph of this note that acquisitions completed within the past year are subject to adjustment upon finalization of the valuation process. In future filings please disclose, as required by FASB ASC 805-10-50-6, for each material business combination or in the aggregate for individually immaterial business combinations that are material collectively the reasons why the initial accounting is incomplete, the assets, liabilities, equity interest, or items of consideration for which the initial accounting is incomplete, and the nature and amount of any measurement period adjustments recognized during the reporting period.

Response: The company is not aware of any incomplete aspects of the purchase price allocation for Life Technologies and the company does not expect material changes to such allocation from that reported in the company’s first quarter 2014 Form 10-Q. The company will note such in future filings and will disclose any material measurement period adjustments recognized during the reporting period.

Amendment No. 1 to Form 8-K dated February 3, 2014

Exhibit 99.3

Note 3. Pro Form Adjustments, page 6

3.	Comment: With respect to adjustment (H) to your deferred income tax liability, please tell us the nature of the adjustment for $2.9 billion.

Response: Substantially all of the intangible assets acquired in the Life Technologies acquisition are not tax deductible. In recognition of the non-tax deductibility of these assets, deferred taxes were established in purchase accounting in accordance with FASB ASC 805-740-25-2. The pro forma balance sheet included intangible assets of $9.3 billion and deferred taxes were established using a blended tax rate of 31.4% (based on the tax jurisdictions where the intangible assets are located), resulting in a deferred tax liability of $2.9 billion.

The company acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on this response, please contact Peter Hornstra or me at (781) 622-1000.

Sincerely,

/s/ Peter M. Wilver
Peter M. Wilver
Senior Vice President and
Chief Financial Officer

cc:   David Burton
Peter Hornstra
Kate Tillan